UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

PowerSchool Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

73939C106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons VEP Group, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 76,200,273
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 76,200,273

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,200,273(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 31.97%(2)
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)

Represents (i) 36,271,801 shares of Class A Common Stock and (ii) 39,928,472 shares of Class A Common Stock issuable in respect of 39,928,472 shares of Class B Common Stock (“Class B Shares”) convertible (with an equal number of common membership interests in PowerSchool Holdings, LLC (“Units”)) into Class A Common Stock on a one-to-one basis at the option of the Reporting Person(s).

(2)

Calculated based on (i) 198,401,832 shares of Class A Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021 and (ii) 39,928,472 Class B Shares and Units.

1.	Names of Reporting Persons Vista Equity Partners Fund VI-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,723,904
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,723,904

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,723,904 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.63%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 27,723,904 shares of Class A Common Stock.
(2)

Calculated based on (i) 198,401,832 shares of Class A Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021 and (ii) 39,928,472 Class B Shares and Units.

1.	Names of Reporting Persons Vista Equity Partners Fund VI, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 48,374,939
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 48,374,939

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,374,939(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 20.30%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents (i) 8,446,467 shares of Class A Common Stock and (ii) 39,928,472 shares of Class A Common Stock issuable in respect of Class B Shares and Units.
(2)

Calculated based on (i) 198,401,832 shares of Class A Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021 and (ii) 39,928,472 Class B Shares and Units.

1.	Names of Reporting Persons VEPF VI FAF, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 101,430
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 101,430

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,430(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 101,430 shares of Class A Common Stock.
(2)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on (i) 198,401,832 shares of Class A Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021 and (ii) 39,928,472 Class B Shares and Units.

1.	Names of Reporting Persons Severin Topco, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,039,583
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,039,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,039,583(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 16.80%(2)
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Represents (i) 111,111 shares of Class A Common Stock and (ii) 39,928,472 shares of Class A Common Stock issuable in respect of Class B Shares and Units.
(2)

Calculated based on (i) 198,401,832 shares of Class A Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021 and (ii) 39,928,472 Class B Shares and Units.

1.	Names of Reporting Persons Robert F. Smith
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 76,200,273
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 76,200,273

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,200,273(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 31.97%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 36.271,801 shares of Class A Common Stock and (ii) 39,928,472 shares of Class A Common Stock issuable in respect of Class B Shares and Units.
(2)

Calculated based on (i) 198,401,832 shares of Class A Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021 and (ii) 39,928,472 Class B Shares and Units.

Item 1(a).	Name of Issuer

PowerSchool Holdings, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

150 Parkshore Drive Folsom, CA 95630

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) VEP Group, LLC

(ii)  Vista Equity Partners Fund VI-A, L.P.

(iii)  Vista Equity Partners Fund VI, L.P.

(iv) VEPF VI FAF, L.P.

(v)   Severin Topco, LLC

(vi) Robert F. Smith

The Reporting Persons have entered into a Joint Filing Agreement, dated February 9, 2022, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

4 Embarcadero Center, 20th Floor San Francisco, CA, 94111

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock

Item 2(e).	CUSIP Number

73939C106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned: See responses to Item 9 on each cover page.

(b)   Percent of Class: See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by Visa Equity Partners Fund VI-A, L.P., Vista Equity Partners Fund VI, L.P., VEPF VI FAF L.P, and Severin Topco, LLC. Severin Topco, LLC is managed by a board of managers. Vista Equity Partners Fund VI, L.P. controls the board of managers of Severin Topco, LLC. Vista Equity Partners Fund VI GP, L.P. is the sole general partner of Vista Equity Partners Fund VI, L.P. Vista Equity Partners Fund VI GP, L.P.’s sole general partner is VEPF VI GP, Ltd. Robert F. Smith is the sole director and one of 11 members of VEPF VI GP, Ltd. VEPF Management, L.P. is the sole management company of each of Vista Equity Partners Fund VI-A, L.P., Vista Equity Partners Fund VI, L.P., and VEPF VI FAF, L.P. (the “Vista Funds”). VEPF Management, L.P.’s sole general partner is VEP Group, LLC and its sole limited partner is Vista Equity Partners Management, LLC. Vista Equity Partners Fund VI GP, L.P.’s sole general partner is VEPF VI GP, Ltd., of which Robert F. Smith is the Sole Director. Robert F. Smith is also the sole Managing Member of VEP Group, LLC. Consequently, Mr. Smith, Vista Equity Partners Fund VI GP, L.P., VEPF VI GP, Ltd, VEPF Management, L.P., and VEP Group, LLC may be deemed beneficial owners of the shares directly held by the Vista Funds and Severin Topco LLC. This Statement shall not be construed as an admission that any of the foregoing is a beneficial owner of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

VEP GROUP, LLC

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

VISTA EQUITY PARTNERS FUND VI-A, L.P.

By:	Vista Equity Partners Fund VI GP, L.P.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VISTA EQUITY PARTNERS FUND VI, L.P.

By:	Vista Equity Partners Fund VI GP, L.P
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VI FAF, L.P.

By:	Vista Equity Partners Fund VI GP, L.P
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

SEVERIN TOPCO, LLC

By:	/s/ Hardeep Gulati
Name:	Hardeep Gulati
Title:	Chief Executive Officer

/s/ Robert F. Smith
Name:	Robert F. Smith

EXHIBIT LIST

Exhibit A    Joint Filing Agreement, dated as of February 9, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.0001 per share, of PowerSchool Holdings, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 9, 2022

VEP GROUP, LLC

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

VISTA EQUITY PARTNERS FUND VI-A, L.P.

By:	Vista Equity Partners Fund VI GP, L.P.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VISTA EQUITY PARTNERS FUND VI, L.P.

By:	Vista Equity Partners Fund VI GP, L.P
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VI FAF, L.P.

By:	Vista Equity Partners Fund VI GP, L.P
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

SEVERIN TOPCO, LLC

By:	/s/ Hardeep Gulati
Name:	Hardeep Gulati
Title:	Chief Executive Officer

/s/ Robert F. Smith
Name:	Robert F. Smith